FOR IMMEDIATE RELEASE	WEDNESDAY, JULY 5, 2006

Shell Canada provides AOSP Expansion 1 update

Calgary, Alberta - Shell Canada Limited provides the following update on expansion plans for the Athabasca Oil Sands Project (AOSP):

AOSP Expansion 1

Shell Canada is the majority owner of the Athabasca Oil Sands Project (AOSP), which is currently designed to produce 155,000 barrels of bitumen per day. Shell Canada’s surrounding acreage could support production expansion to more than 500,000 barrels of bitumen per day, and the Company is planning a series of expansions over the next decade to reach that long-term production goal. The AOSP Expansion 1 will add approximately 100,000 barrels per day of capacity, and lay down associated infrastructure foundations for subsequent expansion phases. Plans for AOSP Expansion 1 include expansion of both the existing Muskeg River Mine and the Scotford Upgrader.

Earlier this year Shell Canada initiated a detailed review of the proposed AOSP Expansion 1. Although not yet complete, it is already clear that there has been significant upward pressure on capital costs of the project.

“Clearly, AOSP Expansion 1 has great potential, and has to be seen as a stepping stone in the broader expansion plan for AOSP. However, in this heated marketplace, cost and schedule control is the top priority,” said Brian Straub, Shell Canada’s Senior Vice President, Oil Sands. “We see signs of a heated market for labour, materials and equipment everywhere and we must assure ourselves that we can execute successfully. Right now our focus is on mitigating the costs and risks.”

Shell Canada is currently involved in a number of internal and external project reviews to capture best practice in all aspects of the design, schedule and construction strategies for the AOSP expansion. These reviews will continue through the month of July, and include how to address the twin challenges of cost and supply of labour and materials. A further update will be provided at the end of the month.

In the meantime, Shell Canada continues front-end engineering work on AOSP Expansion 1 to support the planning schedule and is securing commitments for major long-lead items. A final investment decision is currently scheduled for the fourth quarter of 2006 and will be set in the context of both the ultimate potential of this substantial resource and long-term shareholder value creation.

The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. The Scotford Upgrader is located near Fort Saskatchewan, northeast of Edmonton. Together the facilities make up the Athabasca Oil Sands Project, a joint venture among Shell Canada Limited (60%), Chevron Canada Limited (20%) and Western Oil Sands L.P. (20%).

Media Inquiries: Janet Annesley Manager, Public Affairs - Oil Sands (403) 691-2023	Investor Inquiries: Ken Lawrence Manager, Investor Relations (403) 691-2175

Web site: shell.ca

This document contains “forward-looking statements” based upon management’s assessment of the Company’s operations. The forward-looking statements contained in this document include references to anticipated growth and long-term profitability, future capital and other estimates and expenditures, organizational capability, the Company’s plans for growth, construction and expansion, future production of resources and reserves, project schedules and execution, and market conditions. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause the Company’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, industry operating conditions, operating costs, project startup, schedules and execution, results of assurance reviews, market competition, operational reliability, labour availability, shortages of materials and equipment, the uncertainties involving the geology of oil and gas deposits and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, general economic conditions, commercial negotiations, and other factors, many of which are beyond the control of the Company. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct.